

May 27, 2014

<u>Via U.S. Mail</u>
Patricia Posner
President and Chief Executive Officer
Satya Worldwide, Inc.
429 North Dixie Highway, Suite 201
Pompano Beach, FL 33060

> **Re:** **Satya Worldwide, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2014**
> **File No. 333-195630**

Dear Ms. Posner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise throughout to present a realistic picture of your business as it is today by clarifying the anticipatory nature of your proposed operations. For example, on page 23, you state that you provide "digital book distribution services to authors, poets, memoirists and publishers for managing and exploiting their literary works in electronic format as e-books." In this regard, we note that you have published only one book and that you own co-author rights for a second book.

<u>Calculation of Registration Fee</u>

2. Please disclose the provision of Rule 457 of the Securities Act relied upon for the calculation of the registration fee in the footnotes to your registration fee table.

Prospectus Cover Page

3. We note your disclosure on your prospectus cover page that your "securities are not listed on any national securities exchange, over the counter quotation system or the Nasdaq Stock Market." Please clarify here, if true, that "you plan to hire a securities broker to serve as [your] market maker to file an application on [your] behalf to apply for quotation of your common stock on the Over-The-Counter Bulletin Board" but that there is no guarantee that your common stock will ever be quoted on the Over-The-Counter Bulletin Board. Refer to page 14 of your prospectus.

4. Please state here that "[t]he information in this prospectus is not complete and may be changed" pursuant to Items 501(b)(10)(i) and (iv) of Regulation S-K.

Prospectus Summary, page 2

Our Company, page 2

5. Please disclose, if true, that you plan to develop a book catalog website and an eReader but have not yet taken steps to do so and that your two executive officers are your only employees. Refer to page 19.

6. Please briefly clarify the extent of your "co-author rights" to "Mengele: The Complete Story" here and in your business section.

7. Please disclose your monthly "burn rate" and how long your present capital will last at that rate. Please update to disclose your remaining capital with each subsequent amendment. In addition, please disclose here the cost of fully implementing your business plan.

8. We note your disclosure on page 3 that if you do not raise a minimum of $75,000 from this offering "or obtain such minimum amount in combination of other potential sources of equity and/or debt financing" you will become insolvent and forced to discontinue your operations and liquidate your assets. Please disclose whether you currently have plans to obtain capital from "other potential sources of equity and/or debt financing."

9. Please disclose here that the common stock underlying the shares of Series A Convertible Preferred Stock is penny stock.

10. Please disclose here that one of your shareholders currently owns 85% of your issued and outstanding common stock and that if you were to sell all of the Series A Convertible Preferred Stock such shareholder would hold 37.5% of the issued and outstanding shares of common stock.

Risk Factors, page 7

11. Please add a risk factor addressing the risk that, because both of your executive officers serve as directors and because you have no other directors on your board of directors, your executive officers will determine their salaries and perquisites, and there may not be funds available for net income.

We are an "emerging growth company," page 9

12. Please clarify your disclosure regarding the duration of your status as an emerging growth company by identifying all of the ways you could lose such status and when, including on the last day of the fiscal year during which you have total annual gross revenues of $1,000,000,000 and on the date you have, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt.

13. Additionally, please consider describing the extent to which any of the exemptions you describe in this risk factor are available to you as a Smaller Reporting Company.

We may not receive enough capital, page 10

14. Please disclose an estimate of the costs of your public reporting obligations.

This is a risky investment because there is no minimum number of shares, page 10

15. Please describe in this risk factor the risks that investor funds will not be placed in an escrow or other segregated account.

Management's Discussion and Analysis of Financial Condition, page 18

Plan of Operation, page 18

16. Please significantly revise this section or your business section to provide investors with a detailed discussion of your business plans. Explain in detail each step you plan to take to develop your business and discuss any challenges you may encounter in completing such steps. For example, we note that by December 2015 you plan to have completed the development of your book catalog website, "including digital book download and eReader."

17. In addition, please reconcile your plan of operation with the description of your intended business in your prospectus summary and business section. It appears from the plan of operation that you intend to develop and sell your own eReader. However, in your prospectus summary and description of business sections, it appears that you intend to offer electronic books that can be read on third party eReaders, such as iPad or Kindle. Please revise accordingly and, if you intend to develop your own eReader, please

describe in detail your plans to develop, manufacture, and sell such product, including the estimated costs.

Period from March 26, 2012 (Inception) through December 31, 2012 compared with the year ended December 31, 2013, page 20

18. We note your disclosure on page 20 that you received book royalty payments from The Wylie Agency, Inc. for "Mengle: The Complete Story." This disclosure appears inconsistent with your disclosure on page 2 that Cooper Square is the book's publisher. Please revise for consistency or advise.

Description of Business, page 23

Principal Services, page 24

19. We note your disclosure on page 24 that "[y]our services enable authors to bypass traditional publishers and agents and connect directly with readers by self-publishing their literary works." Please briefly describe the distinction between the publishing services you offer and those of traditional publishers. In addition, please add a risk factor that addresses the risks because of low barriers to entry. We note in this regard your disclosure in the second to last paragraph on page 25.

20. Please discuss the obstacles you may face in attracting prospective authors given your stage of development and currently limited catalog of authors and how your business model is designed to overcome these obstacles.

Principal Products, page 24

21. Please describe the efforts you have made or intend to make, if any to obtain royalty or fee arrangements from John Ware or Cooper Square.

Directors, Executive Officers, Promoters and Control Persons, page 27

22. Please disclose whether Patricia Posner has a family relationship with Gerald Posner and, if so, please disclose whether such a relationship creates a conflict of interest.

23. Please disclose the amount of time per week your directors and officers intend to devote to your business. To the extent your officers and directors only devote part of their time to the business, please add a risk factor describing the attendant risks of conflicts of interest.

Transactions with Related Persons, Promoters and Certain Control Persons, page 34

Director Independence, page 34

24. Please discuss the basis for your belief that Stanley Silverberg is independent as such term is defined by the rules of the Nasdaq Stock Market. In this regard, we note that he serves as an executive officer and director of your company.

Plan of Distribution, page 39

25. Refer to the second and third paragraphs of this section. Please disclose your basis for determining that your officers and directors meet the requirements of the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934.

Report of Independent Registered Public Accounting Firm, page F-2

26. Please revise the report of the independent registered public accounting firm to also cover the period from March 26, 2012 (inception) through December 31, 2013 since this period has also been presented in the Company's financial statements. The consent of the independent registered public accounting firm should be similarly revised.

Exhibit 5.1

27. Please have counsel revise its opinion to clarify that it is opining upon both the shares of Series A Convertible Preferred Stock and the shares of common stock.

Exhibit 10.1

28. Refer to paragraph 2(c) of the subscription agreement. Representations and warranties regarding an investor's reliance on and investigation of the information contained in the prospectus or the investor's review of the prospectus are inappropriate. If there is additional material information about the investment, please disclose it in the prospectus. Please revise the subscription agreement accordingly and refile as an exhibit to your amended registration statement.

29. Refer to paragraphs 2(g) and 2(h). These representations and warranties appear inconsistent with a registered offering of securities and are inconsistent with the discussion relating to resale in Plan of Distribution. Please remove these representations and warranties or revise the Plan of Distribution to remove this apparent inconsistency.

Other

30. Please include updated financial statements in your next amendment pursuant to Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Joseph L. Pittera, Esq.
        Law Offices of Joseph L. Pittera